April 4, 2007

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Amendment No. 2 to Registration Statement on Form S-1
Filed February 27, 2007
File No. 333-140916

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 2.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 3, 2007. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Selling Stockholders, page 58

1.	We note the revisions made to the selling stockholder table in response to prior comment 5 and reissue our comment. You have provided information only with respect to some and not all of the non-natural persons listed in the table. Revise to provide the disclosure requested in prior comment 5 with respect to all such persons. For example, although in footnote 6 to the selling stockholder table you disclose that Arbor Partners, L.P. is an affiliate of a broker-dealer that received its shares in the ordinary course of business and did not, at the time of purchase, have any agreement to distribute the shares, you have not identified whether other non-natural persons listed in the selling stockholder table are broker-dealers or affiliates of broker-dealers and have not indicated whether or not such person are underwriters as requested in our prior comment 5. Please revise your disclosure accordingly.

Securities and Exchange Commission

April 4, 2007

Response: In response to the Staff’s comment, the selling stockholder table has been revised to indicate that unless otherwise noted in the footnotes, none of the selling stockholders are broker-dealers, affiliates of broker-dealers or underwriters.

Securities and Exchange Commission

April 4, 2007

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINGS L.L.P.

By: /s/ Jeff Starzec

Enclosures

Cc:	Mellissa Campbell Duru, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
April Sifford, Securities and Exchange Commission
Ron Winfrey, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited